Petroteq Energy Inc. Announces Upsize of Non-Brokered Private Placement and Amendment to Warrant Terms

SHERMAN OAKS, CA, Oct. 11, 2022 (GLOBE NEWSWIRE) -- via NewMediaWire - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is pleased to announce its intention to increase the size of its previously announced non-brokered private placement (the "Private Placement") of units (each, a "Unit"), from C$80,000 to C$120,000. The Company has also amended the terms of the Warrants (as defined herein) issuable in connection with the Private Placement, with the Warrants now expiring 24 months following the closing of the Private Placement at an exercise price of $0.05.

Each Unit will be comprised of one common share in the capital of the Company (each, a "Common Share") and one half of one common share purchase warrant (each whole warrant, a "Warrant"). The Company will now issue up to 2,400,000 Units for total gross proceeds of up to C$120,000.

The closing of the Private Placement is subject to the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange (the "TSXV"). All securities issued pursuant to the Private Placement will be subject resale hold periods under applicable Canadian securities laws.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation, and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. The Petroteq process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: risks related to the closing of the Private Placement and required regulatory approvals, in particular the required approvals from the TSXV; the risk that it will not be commercially viable to extract oil from the Company's identified reserves; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION
Petroteq Energy Inc.
executive@petroteq.energy
Tel: (800) 979-1897